IMPERALIS HOLDING CORP.

1421 McCarthy Blvd.

Milpitas, California 95035

February 8, 2023

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Erin Donahue, Esq. and Erin Purnell, Esq.

Division of Corporation Finance
Office of Manufacturing

Re:	Imperalis Holding Corp. Registration Statement on Form S-1 Filed October 17, 2022 File No. 333-267897

Ladies and Gentlemen:

On behalf of Imperalis Holding Corp. (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”), for the registration of the Company’s common stock and warrants to be distributed as a dividend payable to the stockholders of Ault Alliance, Inc. (fka BitNile Holdings, Inc.) (“Ault”), including one complete copy of the exhibits listed as filed therewith.

The Amendment responds to the comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated November 9, 2022, with respect to the Company’s Registration Statement on Form S-1 filed by the Company on October 17, 2022, as discussed below.

Courtesy copies of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Erin Donahue, Esq.) in the review of the foregoing documents.

February 8, 2023

To facilitate the staff’s review, the SEC’s comments are reproduced before the Company’s responses thereto.

Form S-1 Filed October 17, 2022

General

1.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials; or

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: As requested by the staff, the Company has added specific disclosure to the Amendment under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TOGI – Impact on Our Supply Chain,” on pages 48 and 49 addressing how its operations have been impacted by supply chain disruptions in each instance noted by the staff. The disclosure also includes how the Company has sought to mitigate the impact and estimates the impact to its cost increases and revenue declines. In pertinent part, the Company has stated the following:

“In an effort to mitigate the impact of supply chain disruption to our operations, we have taken the following actions over the last two years:

•	increased the pricing of certain of our products for some customers commensurate with our costs;

•	replaced some offerings of our products with products that generate higher profit margins;

•	qualified alternative suppliers of certain materials and components to replace suppliers that suspend production of such materials and components;

•	redesigned certain products by reengineering main circuit boards to allow for alternative microchips and materials that are available to purchase;

February 8, 2023

•	moved production of some products from certain contract manufacturers that were not shutdown to other contract manufacturers that we had a previous business relationship with and that were not shutdown;

•	procured critical raw materials and manufactured products that we stored as inventory to allow for us to increase our response time to sales; and

•	hired qualified personnel to avoid short staffing issues.”

Without the delays revenues could have been estimated to be at least $200K to $400K higher

2.	We note that you plan to distribute shares to BitNile stockholders. On the cover page, state the percentage of shares of TurnOnGreen common stock that BitNile will hold after the distribution and please fill in the percentage of shares that stockholders of record of BitNile will hold in TurnOnGreen in the aggregate after the distribution.

Response: In response to this comment, the Company has added language to the second paragraph on the prospectus cover page to state the approximate percentage of shares of TurnOnGreen common stock that Ault will hold after the distribution. Further, in the same paragraph, the Company has filled in the percentage of shares that stockholders of record of Ault will hold in TurnOnGreen in the aggregate after the distribution.

3.	We note your disclosure that "BitNile may be deemed an underwriter." Please revise to state that BitNile is an underwriter or tell us your basis for the conclusion that BitNile is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933. Please note that if you determine that BitNile is a statutory underwriter, you must identify BitNile as such on your cover page and in your plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

Response: In compliance with Items 501(b)(8) and 508 of Regulation S-K, the Company has identified Ault as an underwriter with respect to the distribution in the fourth paragraph of the prospectus cover page and under the section “The Distribution” on page 35.

The Distribution, page 4

4.	We note that 81.1% of all outstanding shares of TurnOnGreen, Inc. and an equal number of warrants will be issued to Ault Alliance Inc. stockholders in the "Distribution." Considering it appears Imperalis Holding Corp. will own less than 20% of TurnOnGreen's outstanding shares after consummation of the Distribution, please clarify how Imperalis will account for its TurnOnGreen investment after the Distribution. For example, clarify if TurnOnGreen will be consolidated or accounted for using the equity method and explain in sufficient detail how you arrived at your conclusion.

February 8, 2023

Response: As discussed with Andrew Blume of the staff, we wish to clarify for the staff the structure of the companies involved and the terms used in connection with the distribution.

Ault Alliance, Inc. (“Ault”) is distributing shares of common stock and warrants of Imperalis Holding Corp. (“Imperalis”) on a pro rata basis to the holders of Ault common stock pursuant to the prospectus (the “Distribution”). Imperalis is in the process of changing its corporate name to TurnOnGreen, Inc. This is because, in September 2022, Imperalis acquired from Ault all of the outstanding shares of TurnOnGreen, Inc. To avoid confusion in the prospectus, “TurnOnGreen” refers to Imperalis on a combined basis after the acquisition, “TOGI” refers to TurnOnGreen prior to the acquisition, and “Imperalis” refers to Imperalis prior to the acquisition (with certain exceptions, such as on the cover page, which refers to Imperalis as the registrant). Following the September 2022 acquisition, TOGI is a wholly-owned subsidiary of TurnOnGreen. Following the Distribution, Ault will directly own approximately 379,000 shares of TurnOnGreen’s outstanding shares and will beneficially own, based upon the 10-day VWAP of TurnOnGreen’s common stock as of February 3, 2023, 69.8% of TurnOnGreen’s outstanding shares by owning shares of TurnOnGreen’s series A convertible redeemable preferred stock.

The prospectus sets forth information about TurnOnGreen as the registrant, its current organization, business and properties and the background of its recent acquisition of TOGI, together with historical and pro forma financial statements of those pre-acquisition entities.

As explained in the prospectus, each holder of record of Ault common stock on the record date for the Distribution, is receiving one share of TurnOnGreen common stock and a warrant to purchase one share of TurnOnGreen common stock for approximately every 3.25 shares of Ault common stock held as of such date. Because Ault is distributing existing outstanding securities of TurnOnGreen, the number of shares of common stock and warrants that will be outstanding as a result of the distribution will be the same as the number of outstanding shares and warrants before the distribution.

Risk Factors, page 11

5.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response: At the staff’s request, the Company has added disclosure to address the issue of material cybersecurity risks in its supply chain based on third-party products, software or services used in its products, services or business and how a cybersecurity incident in its supply chain could impact its business if any were to occur in the future. See the last paragraph of the risk factor “We rely on third-party vendors and subcontractors .. . .” ending on page 23 and the new next risk factor “We are dependent on information technology in our operations . . .” on pages 23 and 24. To date, the Company has not experienced problems with the operations of its current technology systems or the technology systems of third parties on which it relies. The amended disclosure in both risk factors also points to measures that have been taken by the Company to mitigate possible damages to its operations.

February 8, 2023

6.	We note your risk factor that you are dependent on foreign manufacturers. Please update this risk factor to include any disruptions you have experienced due to such reliance.

Response: In response to this comment, the Company has added a second paragraph to the risk factor “We depend on international operators for a substantial portion of our components and products” to the effect that, at this time, it has not experienced any disruptions due to its reliance on foreign manufacturers, although no assurance can be given that future disruptions will not occur. See page 21 of the Amendment.

7.	We note your disclosure on page 24 that you have identified a material weakness in your internal control over financial reporting. Disclose in the risk factor what measures, if any, you are undertaking to address the material weakness, the timetable for remediation, and whether there is any associated material costs.

Response: As requested by the staff, the Company has added disclosure to the first risk factor “If we fail to establish and maintain an effective system . . .” under “General Risk Factors,” to address the measures it is undertaking in the areas of inventory, revenue recognition and accounts receivable with respect to the material weakness in its internal control over financial reporting, the general timing to remediate the material weaknesses and an estimate of the associated remedial costs going forward. See pages 28 and 29 of the Amendment.

The Distribution, page 30

8.	Please revise to disclose the material terms of the warrants, including the exercise price and mechanics.

Response: The material terms of the warrants, including their exercise price, duration and mechanics, have been added under “The Distribution” on page 35 and under “Description of TurnOnGreen Capital Stock – Warrants” on page 79 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TOGI

Results of Operations of TOGI, page 41

9.	Please provide a discussion of the annual and interim results of operations for TurnOnGreen, Inc. that comply with Items 303(b)(2) and 303(c)(2) of Regulation S-K.

Response: In compliance with Items 303(b)(2) and 303(c)(2) of Regulation S-K, the Company has provided a discussion of the annual and interim results of operations for TurnOnGreen, Inc. See pages 50 and 51.

Impact of Inflation, page 42

10.	Please update this discussion in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

February 8, 2023

Response: The Company has addressed this comment in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TOGI – Impact of Inflation” on page 52 of the Amendment. As noted, in future filings the Company will also identify actions, planned or taken, to further mitigate inflationary pressures.

Business of TurnOnGreen, page 43

11.	Please revise to disclose the cost, length, and features of the subscriptions you offer.

Response: As requested by the staff, the Company has added disclosure with regard to the cost, length and features of the Subscriptions Plans it offers. See “Business of TurnOnGreen – EV Charging Revenue Model; Subscription Plans” on page 60.

Management of TurnOnGreen, page 57

12.	Please describe the extent and the nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain and suppliers.

Response: In response to this comment, disclosure has been added to describe the role of the Company’s board of directors, as a group, in actively overseeing cybersecurity risks. Given the size of the Company and the commonality of its officers and directors, the board has tasked the Company’s Chief Technology Officer and other management with the responsibility to manage its cybersecurity initiatives, including in connection with the Company's supply chain and suppliers. See “Management of TurnOnGreen – Board Oversight of Cybersecurity Risks” on pages 73 and 74.

February 8, 2023

Principal Stockholders of TurnOnGreen Common Stock, page 61

13.	Please revise to present the beneficial ownership information of the company before and after the distribution, including the number of shares of common stock to that will be outstanding as a result of the distribution.

Response: In response to the staff’s comment, the Principal Stockholders table has been revised to present beneficial ownership information before and after the distribution, including the number of shares of common stock that will be outstanding as a result of the distribution (which should be the same as before the distribution). See page 77 of the Amendment.

. . .

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (408) 455-3325) or to Kenneth A. Schlesinger, counsel to the Company (tel.: (212) 451-2252).

Sincerely,

Amos Kohn
Chief Executive Officer